`	Regeneron Pharmaceuticals Inc. 777 Old Saw Mill River Road Tarrytown, NY 10591	Phone 914 345 7400 Fax 914 347 2847 www.regeneron.com

July 26, 2013

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 15, 2013
File No. 000-19034

Dear Mr. Rosenberg:

This letter sets forth the responses of Regeneron Pharmaceuticals, Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated July 12, 2013, with respect to the above-referenced Form 10-K. Set forth below is the heading and text of each of the comments followed by our response.

Notes to the Consolidated Financial Statements

Note 12. Convertible Debt, page F-26

1.
You state that the conversion price is adjustable under certain circumstances. Please provide us your analysis of why you do not believe the conversion option is a derivative pursuant to ASC 815. If you do not believe the conversion option is required to be recorded as a derivative, please tell us what consideration was given to ASC 470-20 in recording a beneficial conversion feature.

Response:
The Company evaluated whether the conversion option in the Company’s 1.875% Convertible Senior Notes due 2016 (the “Notes”) (a copy of the indenture governing which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 24, 2011) is an embedded derivative that should be bifurcated from the hybrid instrument (the convertible debt) pursuant to ASC 815. The Company concluded that all the conditions in ASC 815-15-25-1 were met. However, ASC 815-10-15-74(a) specifies that if an embedded conversion option (or other embedded derivative feature) is (i) indexed to the reporting entity’s own stock, and (ii) would be classified in shareholders’ equity if it were a freestanding derivative, then the conversion option (or other embedded feature)

would be excluded from the scope of ASC 815. The Company concluded that the embedded conversion option is excluded from the scope of ASC 815, and thus would not be considered a derivative for purposes of applying ASC 815. The Company’s analysis of the relevant accounting guidance is detailed below.

(i)	Conversion option indexed to the Company’s own stock

ASC 815-40-15-7 requires that companies apply a two-step approach in evaluating whether an equity-linked financial instrument or embedded feature is indexed to its own stock. The first step requires an evaluation of the instrument's contingent exercise provisions, if any. As described in footnote #12 of the Company’s 2012 Form 10-K, the Notes do contain contingent exercise provisions that allow the holders the ability to exercise the instrument prior to maturity only under the following circumstances:

•
During any calendar quarter commencing after the calendar quarter ending on December 31, 2011 (and only during such calendar quarter), if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•
During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the Trading Price (as defined in the indenture governing the Notes), of the Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such trading day;

•
If the Company elects to issue to all or substantially all holders of its common stock any rights, options or warrants (other than pursuant to a rights plan) entitling them for a period of not more than 60 calendar days after the record date for such issuance, to subscribe for or purchase shares of the Company's common stock, at a price per share less than the average of the last reported sales prices of the Company's common stock for the ten consecutive day period ending on, and including, the trading day immediately preceding the declaration date for such issuance;

•
Upon distribution to all or substantially all holders of the Company’s common stock its assets, debt securities or rights to purchase its securities (other than pursuant to a rights plan), which distribution has a per share value, as reasonably determined by the Company’s board of directors or a committee thereof, exceeding 10% of the last reported sale price of the Company’s common stock on the trading day preceding the declaration date for such distribution; or

•
Upon the occurrence of the following specified corporate transactions: (i) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than the Company or its subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s common equity representing more than 50% of the voting power of our common equity; (ii) consummation of any binding share exchange, exchange offer, tender offer, consolidation or merger of the Company pursuant to which all or substantially all of the Company’s common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the consolidated assets of the Company, taken as a whole, to any person other than one or more of its subsidiaries; provided, however, that any such event where the holders of more than 50% of the Company’s shares of common stock immediately prior to such event, own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving person or transferee or the parent thereof immediately after such event shall not be a fundamental change; (iii) the Company’s shareholders approve any plan or proposal for our liquidation or dissolution; or (iv) the Company’s common stock (or other common stock into which the notes are then convertible) ceases to be listed on at least one U.S. national securities exchange; excluding, in each case, a transaction or event in which at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or event consists of shares of common stock that are traded on a U.S. national securities exchange or that will be so traded when issued or exchanged in connection with the relevant transaction or event (“publicly traded securities”) and, as a result of the transaction or event, the Notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

The holder’s ability to exercise the conversion option early is not based on either (1) an observable market other than the market for the Company’s stock, or (2) an observable index other than an index calculated or measured solely by reference to the Company’s operations. Thus, the conversion option satisfied the first step of the “indexed to the Company’s stock” analysis.

The second step in ASC 815-40-15-7 requires an analysis of the instrument’s (or embedded feature’s) settlement provisions to determine if the instrument’s settlement amount is based solely on the entity’s stock. Per ASC 815-40-15-7C, if the settlement amount equals the difference between the fair value of a fixed number of the entity's equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by that entity, the instrument/feature would be considered indexed to an entity's own stock. Additionally, per ASC 815-40-15-7D, if the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would also be inputs that are typically used to determine the fair value of a "fixed-for-fixed" forward or option on equity shares. "Anti-dilution" provisions that are designed to prevent a holder's position from being diluted should not prevent an instrument (or embedded derivative feature) from being considered indexed to an entity's own stock. There is an implicit assumption in standard pricing models for equity-linked financial instruments that events such as the occurrence of a stock split, rights offering, dividend, or a spin-off will not occur or that the strike price of the instrument will be adjusted to offset the dilution caused by such events. Accordingly, these anti-dilution provisions typically would be adjustments to the inputs to the fair value of a "fixed-for-fixed" forward or option on equity shares. Refer to ASC 815-40-15-7G and 815-40-55-42 to 55-43 for guidance on this issue. As disclosed in footnote #12 of the Company’s 2012 Form 10-K, the Company’s Notes contain certain make-whole and customary anti-dilution provisions.

Conversion rate adjustments will be made in the following circumstances: (i) if the Company issues solely shares of its common stock as a dividend or distribution on all or substantially all of its shares of common stock, or if the Company effects a share split or share combination of our common stock, (ii) if the Company distributes to all or substantially all holders of its common stock any rights, options or warrants entitling them for a period of not more than 45 days from the record date for such distribution to subscribe for or purchase shares of the Company’s common stock, at a price per share less than the average of the last reported sale prices of the Company’s common stock for the 10 consecutive trading-day period ending on, and including, the trading day immediately preceding the declaration date for such distribution, (iii) if the Company distributes shares of its capital stock, evidences of the Company’s indebtedness or other assets or property of the Company’s to all or substantially all holders of the Company’s common stock, excluding: dividends or distributions referred to in (i) and (ii) above, dividends or distributions paid exclusively in cash, and spin-offs, (iv) if the Company makes or pays any cash dividend or distribution to all, or substantially all, holders of its outstanding common stock, and (v) if (a) the Company makes a payment in respect of a tender offer or exchange offer for its common stock and (b) the cash and value of any other consideration included in the payment per share of common stock exceeds the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The Company has concluded, based on its review of the guidance in ASC 815-40-55 (and related examples), that the conversion rate adjustments are considered to be indexed to the Company’s common stock.

In the event of a conversion upon a make-whole fundamental change (i.e., (i) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than the Company or its subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s common equity representing more than 50% of the voting power of our common equity, or (ii) consummation of any binding share exchange, exchange offer, tender offer, consolidation or merger of the Company, in each case other than an event where holders of more than 50% of the Company’s common stock prior to such event own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving person or transferee or the parent thereof immediately after such event, in the case of each of (i) and (ii) above other than a transaction where 90% of the consideration, excluding cash payments for fractional shares, in the transaction or event consists of publicly traded securities and, as a result of the transaction or event, the Notes become convertible into such publicly traded securities, excluding cash payments for fractional shares), the Company would settle conversions and issue additional shares (or, at its option, cash in lieu thereof), determined by reference to a table set forth in the agreement, the axes of which are stock price in the relevant transaction or event and the date of the relevant transaction or event, which is a commercially reasonable adjustment to the inputs used in the valuation of a fixed-for-fixed option. The table was designed such that the aggregate fair value of the shares deliverable would be expected to approximate the fair value of the convertible debt instrument at the settlement date (i.e., to compensate the holder for the lost time value of the option in the event of a fundamental change). As such, per ASC 815-40-55-46, this feature is considered indexed to the Company’s stock. The anti-dilution provisions allow for the conversion rate to be adjusted based on formulas set forth in the agreement. Further, the anti-dilution provisions in the contract generally give the note holders a level of protection that is the same as to what would be afforded by typical holders of outstanding shares. Therefore, the Company has concluded that the conversion option is indexed to the Company’s stock.

(ii)	Classified as shareholders’ equity if freestanding

Since the Company has the ability, at its election, to satisfy the conversion option in shares or cash or any combination of the two, the Company considered the guidance in ASC 815-40-25 and ASC 815-40-55 in assessing whether or not the conversion option would be classified as equity or a liability if it were freestanding. The Company considered the following conditions/factors when performing its analysis:

•	The Notes do not contain provisions that could require cash settlement upon conversion, other than where other holders of common stock receive cash (see subsequent bullet for further information).

•
The “Fundamental Change” provisions of the contract would only require the principal (together with accrued and unpaid interest thereon) associated with the debt host to be repaid in cash. If the Company undergoes a fundamental change, holders may require the Company to purchase all or a portion of their notes for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest. Furthermore, upon the occurrence of (i) any reclassification of the common stock, (ii) any consolidation, merger, combination or binding share exchange involving the Company, or (iii) any sale or conveyance to another person of all or substantially all of the property and assets of the Company, in each case as a result of which holders of common stock are entitled to receive cash, securities or other property or assets with respect to or in exchange for such common stock, the right to convert the notes into cash, shares of common stock or a combination of cash and shares is changed into a right to convert into cash, the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof). Accordingly, only in the event where holders of the common stock receive cash (cash merger) would the Company be required to settle its obligations in cash. Per ASC 815-40-55-3, this type of settlement provision would not preclude equity classification.

•	The contract permits settlement in unregistered shares.

•
The Company has performed a calculation (and continues to update such calculation at each reporting period) to ensure it has a sufficient number of authorized and unissued shares available if the Notes were to be settled in shares. The Company has included in its calculation the maximum number of shares that could be required to be delivered during the contract period under existing commitments, including outstanding stock options that are or will become exercisable during the contract period and the Company’s outstanding warrants. The maximum number of shares to be delivered to Note holders, which the Company included in its calculation, is capped (i.e., the contract limits the number of shares required to be issued in a share settlement upon conversion). Since the calculation illustrated there are a sufficient number of authorized and unissued shares, the Company concluded that share settlement is within its control.

•
If the Company fails to make timely SEC filings, the contract requires additional interest to be paid on the Notes. However, no cash settlement for the principal or conversion feature would be required.

•
The Notes do contain make-whole provisions in the event of a make-whole fundamental change, as described above. However, the Company has the right to settle the make-whole provisions in shares (except as noted in the second bullet above where holders of the underlying shares receive cash) and the maximum number of shares is both fixed and less than the number of available authorized shares.

•	There are no provisions in the conversion feature that would provide holders of the Notes any rights greater than other shareholders.

•	No collateral is required under the terms of the contract.

Based upon the analysis above, the embedded conversion option would qualify for equity treatment based on the criteria in ASC 815-40, and thereby meets the criteria of the scope exception under ASC 815. Consequently, the Company has concluded that the embedded conversion option should not be separately accounted for as a derivative.

As ASC 815 is not applicable in our fact pattern, the Company considered whether the guidance in ASC 470-20 should be applied to determine the appropriate accounting for the convertible debt instrument. The Company determined that ASC 470-20 should be applied since the Notes will be convertible into cash, shares of the Company’s common stock, or a combination of cash and shares of common stock, at the Company's option, and the ASC 470-20 scope exceptions within ASC 470-20-15 are not applicable. ASC 470-20 states that issuers of convertible debt instruments that may be settled in cash upon conversion (i.e., the issuer may at its option satisfy the entire obligation in cash or stock), including partial cash settlement, should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance of the instrument between the liability component and the embedded conversion option (i.e., the equity component). Therefore, the Company separately accounted for the liability and equity components of the Notes as described in footnote #12 of our Form 10-K. Initial measurement of the carrying amount of the liability component was determined by measuring the fair value of similar liabilities that do not have an associated equity (i.e., conversion) component. The carrying amount of the equity component represented by the embedded conversion option was then computed by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole.

The Company did not consider the guidance in ASC 470-20 related to beneficial conversion features as that guidance is not applicable to an instrument within the scope of the Cash Conversion Subsections of Subtopic 470-20. ASC 470-20-25-4 states that “the guidance in the following paragraph and paragraph 470-20-25-6 applies to all the following instruments if the instrument is not within the scope of the Cash Conversion Subsections…”

2.
You state that the warrants have an initial strike price of $103.41 per share. If the strike price may fluctuate, please tell us under what conditions the strike price may change and why you believe the warrants are not required to be accounted for as a derivative. Also, please provide us your analysis relating to the accounting treatment for the convertible note hedge and why you do not believe it is required to be recorded as a derivative. Tell us the terms of the hedge, including the customary anti-dilution adjustments. Provide us the literature you are using to support recording the hedge as a reduction to additional paid-in capital. For both the warrant and the convertible note hedge, provide us your analysis as to why you believe they are indexed to the company’s common stock under ASC 815-40. Also refer to ASC 815-10-15-83 in your analysis.

Response:

The Company evaluated whether the convertible note hedge and warrants should be accounted for as derivatives pursuant to ASC 815. ASC 815-10-15-83 provides the definition of a derivative instrument as a financial instrument or contract that has all of the following characteristics: (i) the contract has both of the following terms, which determine the amount of the settlement, (a) one or more underlying and (b) one or more notional amounts or payment provisions or both, (ii) contract requires no initial net investment, and (iii) the contract can be settled net. Both the convertible note hedge and warrants meet the definition of a derivative given they have an underlying (the price of the Company’s common stock), notional amount is the number of shares as defined by the contract (including formulas and/or tables for calculating the number of shares in certain cases), no initial net investment, and permit net settlement.

ASC 815-10-15-74(a) further specifies that if an instrument issued or held by the reporting entity is both (i) indexed to the reporting entity’s own stock, and (ii) would be classified in shareholders’ equity, then the instrument would be excluded from the scope of ASC 815. The Company concluded that the convertible note hedge and warrants are excluded from the scope of ASC 815, and thus would not be accounted for as derivative instruments. The Company’s analysis of the relevant accounting guidance is detailed below.

(i)	Indexed to the Company’s own stock

ASC 815-40-15-7 requires that companies apply a two-step approach in evaluating whether an equity-linked financial instrument or embedded feature is indexed to its own stock. The first step requires an evaluation of the instrument's contingent exercise provisions, if any. The Company has reviewed the terms of the convertible note hedge and warrant contracts, and determined that there are no exercise contingencies based on an observable market or index other than the market for the Company’s stock. The convertible note hedge has customary anti-dilution provisions that mirror the terms of the Notes. Specifically, “Method of Adjustment” in Section 6 of the convertible note hedge confirmations provides that to the extent an anti-dilution adjustment occurs under the Notes, the calculation agent will “make the corresponding adjustment in respect of any one or more of the Strike Price, Number of Units, the Unit Entitlement and any other variable relevant to the exercise, settlement or payment of such Transaction, to the extent an analogous adjustment is made under the Indenture.” The potential share adjustments in the warrant agreements are further described in the paragraph below.

The second step in ASC 815-40-15-7 requires an analysis of the instrument’s settlement provisions to determine if the instrument’s settlement amount is based solely on the entity’s stock. Per ASC 815-40-15-7C, if the settlement amount equals the difference between the fair value of a fixed number of the entity's equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by that entity, the instrument/feature would be considered indexed to an entity's own stock. Additionally, per ASC 815-40-15-7D, if the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would also be inputs that are typically used to determine the fair value of a "fixed-for-fixed" forward or option on equity shares. "Anti-dilution" provisions that are designed to prevent a holder's position from being diluted should not prevent an instrument (or embedded derivative feature) from being considered indexed to an entity's own stock. As noted in the Company’s response to the Staff’s comment #1 above, there is an implicit assumption in standard pricing models for equity-linked financial instruments that events such as the occurrence of a stock split, rights offering, dividend, or a spin-off will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Accordingly, these anti-dilution provisions typically would be adjustments to the inputs to the fair value of a "fixed-for-fixed" forward or option on equity shares. The convertible note hedge has the same “triggers” for conversion rate adjustments as the Notes (i.e., certain make-whole and customary anti-dilution provisions; refer to the Company’s response to the Staff’s comment #1 above for further details). The warrants contain potential share adjustments for dividends, mergers, tender offers, increased cost of hedging, increased cost of stock borrow and, under the 2002 ISDA Equity Derivative Definitions incorporated into the warrant agreements (as amended by the warrant confirmations), certain subdivisions, consolidations or reclassifications of the Company's shares or distributions or dividends of the Company's shares to existing holders of shares, other capital or securities granting the right to dividends and/or liquidation proceeds and spin-offs or certain other types of securities, rights, warrants or other assets for payment at less than the prevailing market price, extraordinary dividends, repurchases by the Company of its common stock, events that result in rights being distributed or becoming separated under a shareholder rights plan or similar arrangement, and other events that are the result of a corporate event involving the Company and that may have a material impact on the theoretical value of the Company’s shares or warrants. These types of events would not allow for share adjustments for events other than events that invalidate an implicit assumption used in the pricing of a fixed-for-fixed forward or option, and therefore the accounting guidance would consider such to still be indexed to the Company's stock. Determinations and adjustments by the calculation agent must be made in a commercially reasonable manner as required by ASC 815-40-15-7E. There are no clauses in the warrants that provide general protection against share price declines.

Therefore, the Company has concluded that the convertible note hedge and warrants are indexed to the Company’s stock.

(ii)	Classified as shareholders’ equity if freestanding

The Company considered the guidance in ASC 815-40-25 and ASC 815-40-55 to assess whether the convertible note hedge and warrants would be classified as equity or a liability if they were freestanding. The Company considered the following conditions/factors when performing its analysis:

Convertible note hedge

•	The contract does not require net cash settlement. The Company always has the option to receive shares, even if there is an event that is considered “outside of the Company’s control.”

•	The only amount required to be paid in cash by the Company is the initial cost to purchase the convertible note hedge.

•	There is no required cash payment if the Company fails to make timely SEC filings.

•	The Company has reviewed the terms of the contract and did not note any provisions that would provide contract holders any rights greater than other shareholders.

•	No collateral is required.

Warrants

•	The contract does not require cash settlement and the contract does not require the Company to deliver cash in situations outside of the Company’s control.

•	The contract gives the Company the option to deliver registered or unregistered shares.

•
The Company has performed a calculation (and continues to update the calculation at each reporting period) to ensure it has a sufficient number of authorized and unissued shares if the warrants were to be settled in shares. The Company has included in its calculation the maximum number of shares that could be required to be delivered during the warrant contract period under its existing commitments, including outstanding stock options that are or will become exercisable during the contract period and the Company’s convertible notes. The maximum number of shares to be delivered to warrant holders, which the Company included in its calculation, may be adjusted under certain circumstances, but there is an explicit cap (limit) in regards to the number of shares to be issued in a share settlement. Since the calculation illustrated there are a sufficient number of authorized and unissued shares, the Company concluded that share settlement is within its control.

•	There is no required cash payment if the Company fails to make timely SEC filings.

•
The Company has reviewed the terms of the contract and did not note any provisions that would provide contract holders any rights greater than other shareholders. Per section 12(h) of the contract, “Buyer acknowledges and agrees that this Master Confirmation, together with any Confirmation, is not intended to convey to Buyer rights with respect to any Transaction that are senior to the claims of common stockholders in any U.S. bankruptcy proceedings of Issuer…”.

•	No collateral is required.

Based upon the analysis above, the convertible note hedge and warrants would qualify for equity treatment based on the criteria in ASC 815-40, and thereby meet the second criteria of the scope exception under ASC 815. Warrants also require special consideration to determine if the warrant is in the scope of ASC 480. Given that the warrants (nor the bond hedge) are not mandatorily redeemable, do not contain provisions that would obligate the Company to repurchase its own equity shares, and would not permit the instrument to be settled using a variable number of shares, ASC 480 would not apply. Consequently, given that both instruments are also deemed to be scoped out of ASC 815, the Company has concluded that it is appropriate to classify the convertible note hedge and warrants within equity (refer to paragraphs ASC 815-40-55-13 and 55-14 which provide guidance on the classification of instruments).

***

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (914) 847-7491.

Very truly yours,
REGENERON PHARMACEUTICALS, INC.

/s/ Murray A. Goldberg

Murray A. Goldberg
Senior Vice President, Finance & Administration, Chief Financial Officer, and Assistant Secretary

cc:     Securities and Exchange Commission
Christine Allen
Mary Mast